UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the notice for the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of NeuroDerm Ltd. (the “Company”) that was published on August 1, 2017 and was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission on August 1, 2017, the Company hereby furnishes the proxy statement and form of proxy card for the Extraordinary Meeting. The Extraordinary Meeting is scheduled to be held on Tuesday, September 12, 2017 at 3:00 p.m. (Israel time). Copies of the proxy statement and form of proxy card are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

The information in this Form 6-K (including in Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

Date: August 17, 2017	By:	/s/ Roy Golan
Name: Roy Golan
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Proxy statement for an Extraordinary General Meeting of Shareholders of the Company to be held on September 12, 2017.
99.2	Proxy card for an Extraordinary General Meeting of Shareholders of the Company to be held on September 12, 2017.